Mail Stop 4720

November 6, 2009

Jerry Fenstermaker
President and Chief Executive Officer
Freedom Financial Group, Inc.
3058 East Elm Street
Springfield, MO 65802

>   **Re: Freedom Financial Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 11, 2009**
>   **File No. 000-51286**

Dear Mr. Fenstermaker:

We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2008 and related filings and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel

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